May 11, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Praxis Precision Medicines, Inc. Registration Statement on Form S-1 (Registration No. 333-256005)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, as amended, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Praxis Precision Medicines, Inc. that the effective date of the Registration Statement, as amended, be accelerated so that it will be declared effective at 4:01 p.m. Eastern Time on May 13, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that there will be distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the security as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

Very truly yours,

BOFA SECURITIES, INC.

COWEN AND COMPANY, LLC

PIPER SANDLER & CO.

As Representatives of the several underwriters

[SIGNATURE PAGE FOLLOWS]

BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
Name: Michele A.H. Allong Title: Authorized Signatory

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name: Bill Follis Title: Managing Director

PIPER SANDLER & CO.

By:	/s/ Neil Riley
Name: Neil Riley Title: Managing Director

As representatives of the several underwriters.

[Signature Page to Acceleration Request Letter]